June 12, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation; File No. 000-10449
Form DFAN14A filed by Allen E. Bender on June 11, 2008

Dear Mr. Duchovny:

Once again, this letter sets forth certain continuing concerns of TVI Corporation (“TVI” or the “Company”) in response to the above-captioned remedial filing (the “Bender Definitive Additional Soliciting Materials”). Specifically, the Company believes that while this most recent filing seeks to mitigate past illegal conduct, it again raises new issues and concerns and demonstrates that certain on-going solicitation activities of Messers. Bender and Squires continue to violate law.

The Company notes that this most recent remedial filing makes it clear that Mr. Bender has — again — failed to file definitive additional soliciting materials no later than the date of first use, as expressly required by Exchange Act Rule 14a-6(b). Specifically, the filing contains a letter which states that it was first mailed to stockholders on June 6, 2008. The Company submits that Mr. Bender’s continuing and repeated refusal or other failure to comply with the clear filing requirements of the Proxy Rules evidence a brazen disregard for law and have operated to prejudice the Company’s legitimate interest in ensuring a fair and impartial conduct of pre-meeting solicitation activities.

More fundamentally, the portion of Mr. Bender’s most recent filing entitled “Additional Information Contacts With Shareholders” represents a self-serving attempt by Mr. Bender to recast a wide range of telephonic communications dating back to at least last year as somehow not involving a “solicitation.” This is done in a number of ways that stretch credulity, including by asserting that such communications occurred with individuals who “were probably not shareholders” or “I do not know if they were shareholders.” In sum, the Company submits that Mr. Bender’s affirmation that in none of his phone calls did he ever intend to solicit a proxy can not logically be reconciled with the expansive definition of “solicitation” which has developed over the years.

We also note that Mr. Bender relies on similar self-serving logic to justify his written solicitation activities, by stating that he had no intention of soliciting proxy authority until the Company filed its preliminary proxy materials on April 18, 2008 without “voluntarily” including his nominations and multiple non-Rule 14a-8 proposals. This assertion also stretches credulity, particularly in light of past communications the Company had with Mr. Bender and Mr. Squires concerning such matters.

Daniel F. Duchovny, Esq.

June 12, 2008

We finally note that this most recent remedial filing addresses only telephone calls and continues to fail to address any email communications whatsoever occurring on, or otherwise attributable to, the listserv promoted by Mr. Bender in his February 22, 2008 chat room posting. These communications remain of particular concern to the Company. Clearly the posting represented an attempt by Mr. Bender to promote and conduct additional off-line solicitation activities. Specifically, we note that that posting encouraged shareholders to contact Mr. Bender not by phone, but by email at TVIproject@comcast.net.

The Company reserves the right to bring additional concerns to the Staff’s attention as it deems it appropriate.

If you have any questions or comments regarding this letter, please contact either the undersigned at 410-347-8707 or D. Scott Freed at 410-347-8763.

Sincerely,

/s/ FRANK S. JONES, JR.
Frank S. Jones, Jr.

cc:	Sean R. Hunt
D. Scott Freed

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